# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FB Financial Corporation, CIK 0001649749
CUSIP: 30257X104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 11/14/2025
Amends the filing with accession number 0001140361-25-018202
Filed by CIK 0001703295
Persons authorized to receive notices and communications: Estate of James W. Ayers, c/o James Jonathan Ayers, 450 Tennessee Ave, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Jonathan Ayers, Co-Executor Estate of James W. Ayers, 450 Tennessee Avenue, Suite 101, Parsons, Tennessee (TN), 38363, 615-866-5434; James Austin McPherson, Co-Executor Estate of James W. Ayers, 6 N. Gill Street, Hazelhurst, Georgia (GA), 31539, 615-866-5434

## Reporting persons
- Estate of James W. Ayers (CIK 0002069230): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,051,841; shared voting power 0; sole dispositive power 7,051,841; shared dispositive power 0; aggregate amount beneficially owned 7,051,841 (13.63% of the class)
  Comment: The percentage of the Issuer's outstanding shares of Common Stock, par value $1.00 per share ("Common Stock") represented by the aggregate number of shares of Common Stock reported as beneficially owned by the reporting persons (the "Reporting Persons") in this Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is based on the Issuer's outstanding shares as of November 12, 2025. See Item 5. This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on May 9, 2025 (the "Schedule 13D") relating to the Reporting Persons' ownership of the Common Stock.
- Ayers J. Jonathan (CIK 0001703295): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 17,692; shared voting power 7,069,533; sole dispositive power 17,692; shared dispositive power 7,069,533; aggregate amount beneficially owned 7,069,533 (13.66% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 1 is based on the Issuer's outstanding shares as of November 12, 2025 (and after giving effect to the Repurchase (as defined below) that occurred on November 17, 2025). See Item 5.
- James Austin McPherson (CIK 0002068430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 20,084; shared voting power 7,071,925; sole dispositive power 20,084; shared dispositive power 7,071,925; aggregate amount beneficially owned 7,071,925 (13.67% of the class)
  Comment: The percentage of outstanding Common Stock represented by the aggregate number of shares of Common Stock reported as beneficially owned by the Reporting Persons in this Amendment No. 1 is based on the Issuer's outstanding shares as of November 12, 2025 (and after giving effect to the Repurchase (as defined below) that occurred on November 17, 2025). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FB Financial Corporation
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Comment: This Amendment No. 1 relates to the Common Stock, and amends and supplements the initial statement on Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the original Schedule 13D. There are no changes to the original Schedule 13 except as set forth in this Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

The Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson in the aggregate beneficially own an aggregate of 7,089,617 shares of Common Stock, or 13.70%, of the shares of the Issuer's Common Stock issued and outstanding based on 51,744,534 shares of Common Stock issued and outstanding as of November 17, 2025, calculated by taking the 53,462,482 shares of Common Stock outstanding as disclosed in the Issuer's prospectus supplement dated November 14, 2025 as outstanding on November 12, 2025, and subtracting the 1,717,948 shares of Common Stock acquired by the Issuer in the Repurchase (as defined below). James Jonathan Ayers and James Austin McPherson each disclaims beneficial ownership of the shares of the Issuer's Common Stock owned by the Estate of James W. Ayers. James Austin McPherson also disclaims beneficial ownership of the shares of Common Stock owned by the McPherson Entities.
Number of shares as to which each person has sole or shared power to vote or dispose: The Estate of James W. Ayers directly holds and has sole voting control and dispositive power over 7,051,841 shares of Common Stock reported in this Statement. Each of James Jonathan Ayers and James Austin McPherson, solely in his capacity as a co-executor of the Estate of James W. Ayers, share voting control and dispositive control over these 7,051,841 shares of Common Stock. In addition, James Jonathan Ayers has sole voting and dispositive control over 17,692 shares of Common Stock reported in this Statement and James Austin McPherson has sole voting and dispositive control over 20,084 shares of Common Stock reported in this Statement
Transactions in the class effected during the past sixty days:
On November 14, 2025, the Estate of James W. Ayers entered into a share purchase agreement (the "Share Purchase Agreement") with the Issuer and certain institutional investors (the "Purchasers") pursuant to which the Estate of James W. Ayers agreed to sell to the Purchasers, and the Purchasers agreed to purchase from the Estate of James W. Ayers, in a registered direct offering, 2,162,052 shares of Common Stock at a purchase price of $51.50 per share. The transaction closed on November 17, 2025. The Share Purchase Agreement contains certain representations and covenants that survive the closing.

Also on November 14, 2025, the Estate of James W. Ayers entered into a share repurchase agreement (the "Share Repurchase Agreement") with the Issuer pursuant to which the Estate of James W. Ayers agreed to sell to the Issuer, and the Issuer agreed to purchase from the Estate of James W. Ayers, 1,717,948 shares of Common Stock at a purchase price of $51.50 per share (the "Repurchase"). The Repurchase closed on November 17, 2025. The Share Repurchase Agreement contains certain representations and covenants that survive the closing.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Registration Rights Agreement

Prior to his death, James W. Ayers and the Issuer were a party to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which, among other things, Mr. Ayers was entitled to certain demand and "piggy-back" registration rights, subject to certain minimum requirements and customary conditions. The Estate of James W. Ayers and the co-executors thereof in their capacity as such are entitled to the benefits of the Registration Rights Agreement.

The Registration Rights Agreement is filed as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.

Share Purchase Agreement

The information set forth in Item 5(c) above is incorporated herein by reference.

The Share Purchase Agreement is filed as Exhibit 3 to this Amendment No. 1 and is incorporated herein by reference.

Share Repurchase Agreement

The information set forth in Item 5(c) above is incorporated herein by reference.

The Share Repurchase Agreement is filed as Exhibit 4 to this Amendment No. 1 and is incorporated herein by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson or between each of them and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1 Registration Rights Agreement, dated September 15, 2016, by and between FB Financial Corporation and James W. Ayers (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by the Issuer on November 14, 2016).

Exhibit 2 Joint Filing Agreement among the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson (incorporated by reference to Exhibit 2 to the Schedule 13D filed jointly by the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson on May 9, 2025).

Exhibit 3 Form of Share Purchase Agreement by and among FB Financial Corporation, the Estate of James W. Ayers and certain institutional investors (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer on November 14, 2016).

Exhibit 4 Form of Share Repurchase agreement by and between the Estate of James W. Ayers and FB Financial Corporation.

## Signatures
- Estate of James W. Ayers: /s/ James Jonathan Ayers, James Jonathan Ayers, Co-Executor (11/18/2025)
- Ayers J. Jonathan: /s/ James Jonathan Ayers, James Jonathan Ayers (11/18/2025)
- James Austin McPherson: /s/ James Austin McPherson, James Austin McPherson (11/18/2025)